Exhibit 99.1

Bitdeer Announces May 2023 Operations Updates

June 14, 2023

SINGAPORE, June 14, 2023 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“ Bitdeer” or the “ Company”), a world-leading technology company for the cryptocurrency mining community, today announced its unaudited mining and operations updates for May 2023.

Linghui Kong, Chief Executive Officer of Bitdeer, commented, “We maintained stable operations during the month of May while remaining dedicated to the continued growth of our business. At the beginning of the month, we announced our strategic partnership with Druk Holding & Investments, the commercial arm of the Royal Government of Bhutan, to develop environmentally sustainable, carbon-free digital asset mining operations in that country. This collaboration will help diversify and expand our global mining operations, and serves as a testament to our commitment to future expansion and success. Meanwhile, our total managing hash rate held steady at 18.0 EH/s, and our aggregate electricity capacity remained at 795MW. I am proud of our consistent performance, and I am confident that our business will continue to prosper going forward.”

The Company primarily operates three distinct business lines:

●	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
●	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.
●	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Operations Update

●	Total managing hash rate, which consists of proprietary hash rate and hosting hash rate, was 18.0 EH/s as of May 31, 2023:
o
Proprietary hash rate was 5.4 EH/s as of May 31, 2023, with 4.0 EH/s allocated to the Company’s self-mining business and 1.4 EH/s to its Cloud Hash Rate business. Proprietary hash rate as of May 31, 2023 declined by approximately 0.3 EH/s from 5.7 EH/s as of March 31, 2023, primarily attributable to optimization of the Company’s deployed fleet of mining machines through disposal of around 5,000 Antminer 17 Series mining machines that were no longer profitable.

o	Hosting hash rate was 12.6 EH/s as of May 31, 2023.
●	Total deployed fleet was approximately 191,000 ASIC mining machines as of May 31, 2023, including the following:
o	Approximately 62,000 of the Company’s own mining machines for its self-mining business and Cloud Hash Rate business
o	Approximately 129,000 mining machines for the Company’s hosting business
●	Aggregate electricity capacity was 795MW across five mining datacenters as of May 31, 2023.
●	The Company mined 283 Bitcoins in the month of May through its self-mining business.

Infrastructure Update

●
The Company’s Gedu mining datacenter in Bhutan (the “ Gedu datacenter”) is expected to be delivered in July 2023. Once in use, the Gedu datacenter will contribute an additional 100MW to the Company’s aggregate electricity capacity, and will support the operation of 30,000 mining machines which will supply another 3.3 EH/s to the Company’s proprietary hash rate. The Gedu datacenter will be the Company’s first datacenter in Asia, and will operate at carbon neutrality as a result of Bhutan’s extensive hydroelectric power generation.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for the cryptocurrency mining community headquartered in Singapore. Bitdeer has committed to providing comprehensive digital asset mining solutions for its customers. Bitdeer handles complex processes involved in mining such as miner procurement, transport logistics, mining datacenter design and construction, mining machine management and daily operations. Bitdeer has mining datacenters deployed in the United States and Norway. To learn more, visit https://ir.bitdeer.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward- looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investor Relations

Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations

Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/149a1449-0f03-4c21-90d1- ca3223dac213